Mail Stop 3561

July 14, 2006

Mr. Richard C. Honour
President and Chief Financial Officer
Viridax Corporation
270 NW 3rd Court
Boca Raton, Florida 33432-3720

> **RE: Viridax Corporation**
> **Response Letter filed June 7, 2006**
> **Form 10-KSB for Fiscal Year Ended April 30, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended July 31, 2005, October 31, 2005**
> **and January 31, 2006**
> **File No. 0-33473**

Dear Mr. Honour:

We have reviewed your response to our prior comments on the above referenced filings and have the following additional comments. Where indicated, we think you should file amendments to revise your disclosures in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Financial Statements, page F-2

1.   We reviewed your response to prior comment no. 3, in our letter dated May 24, 2006. You state that you used the most recent sales price for your common stock of $1.00 per share because the bacteriophage material purchased had no current market in the United States and its valuation could not be objectively and reliably determined other than

through negotiations between the Company and the buyer (we believe you mean seller). You state in your response that there is no active market for your common stock. Please note that in the absence of an active market for your stock, the fair value of the asset acquired may be more reliably determinable. If you determine that the fair value of your stock is more reliably determinable, you should perform an evaluation of the fair value of your stock following the applicable guidance for valuation of privately-held-company equity securities. Otherwise, you should estimate the fair value of the asset acquired based on multiple valuation techniques consistent with the market approach, income approach, and cost approach whenever the information necessary to apply those techniques is available without undue cost and effort. A present value technique may be used to estimate fair value. Since you state that the bacteriophage material, in its current high-value state, has substantial immediate market potential in other countries, it appears that the information necessary to determine the fair value of the bacteriophage material should be available. Accordingly, we do not understand your statement that the valuation of this material could not be objectively and reliably determined other than through the negotiations between the Company and the buyer (we believe you mean seller). You should provide us with your determination of the fair value attributable to this transaction using the above guidance. We may have further comment after reviewing your response.

2.   We reviewed your response to prior comment no. 4, in our letter dated May 24, 2006. You state in your response that you are well advanced into the US FDA regulatory process, including through scale-up manufacturing and preclinical testing and that you are nearly to the stage of initiating the first human clinical trials. You state that the bacteriophage material, in its current-high value state without undergoing further clinical trials, has substantial immediate market potential and could be presently sold to phage therapy centers in Europe, Russia, the Republic of Georgia and Mexico and that in fact you have pursued contacts in these countries. However, you have not recorded any revenues from such sales. It does not appear that the bacteriophage material has an alternative future use, which is the criteria for capitalization under SFAS 2, as it appears the potential sale in other markets is for the same use, as a treatment for Staphylococcus infections, as the use for which FDA approval is being sought. The stage you are at in the US FDA regulatory process is not sufficiently advanced to be at the point where FDA approvals have either been received or are imminently expected to be received. The possibility of shortened FDA approval for "Compassionate Use" status should current available medications not be successful for patients suffering life-threatening infections also does not appear to be imminent and use of the material for these purposes would appear to be extremely limited. It does not appear that this limited use would make the product commercially viable. It appears based on these factors that you may need to immediately expense the cost of the acquired bacteriophage materials as acquired in-process research and development. If you believe that these assets have alternative future uses that would make them qualified for capitalization, please tell us what these uses are and how they will generate future cash flows. Please refer to SFAS 2, particularly paragraph 11.

3.   We note from your response to prior comment no. 5, in our letter dated May 24, 2006, that you have engaged an independent firm to conduct a valuation of the bacteriophage material for impairment purposes for the audit of your financial statements for the fiscal year ended April 30, 2006. Please provide us with a copy of this valuation when it is complete. In future filings, please disclose your accounting policy for assessing impairment. You also state that specialists with extensive bacteriophage background and experience have been engaged to assist your current auditing firm with the valuation. Please note that your auditing firm may not be involved in providing valuation services as the provision of such services would call into question their independence in auditing your financial statements. Please confirm that they are not involved in providing such services.

As appropriate, please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief